VIA E-MAIL

H. Roger Schwall, Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Atlantic Acquisition II, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 13, 2017

File No. 333-221490

Dear Mr. Schwall:

Plan of Distribution, page 17

1.       We are unable to locate your response to prior comment 7. In this regard, we note that Miguel Dotres is identified as a promoter on page 32 but not elsewhere. According to filings with the Commission, Mr. Dotres is the CEO of Whiskey Acquisition, a public company. Expand your disclosure to address Mr. Dotres’ affiliation with Whiskey Acquisition, a blank check company whose registration statement went effective on April 8, 2016, has not made any public flings since then and has not completed a business combination.

This typo listing Mr. Dotres as a promoter has been removed. As he is only a 4% shareholder he is not deemed a promoter of the corporation.

Financial Statement, page F-1

2.       Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing. In addition, provide a currently dated consent from your independent accountant with future amended filings.

Updated through October 31, 2017.

Sincerely,

Robert Bubeck, President and Principal

Executive Officer

Atlantic Acquisition II, Inc.

cc:          Diane Fritz, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Anuja A. Majmudar, Attorney-Advisor